Paramount Gold Nevada Corp.

665 Anderson Street

Winnemucca, NV 89445

April 8, 2015

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated April 8, 2015 Paramount Gold Nevada Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed April 2, 2015 File No. 333-201431

Dear Mr. Reynolds:

On behalf of Paramount Gold Nevada Corp. (the “Company”), we provide the Company’s responses to your letter dated April 8, 2015 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing (as amended from time to time, the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

Management, page 40

1.	We partially reissue comment 4. Please provide disclosure of the business experience for the past five years for Mr. Gonzalez-Urien, including the period during which he has served as a director of Paramount Gold and Silver Corp., as included in your response letter dated March 20, 2015.

Response: The Company has revised pages 41 and 42 of the Prospectus in response to the Staff’s comment.

2.	We note the response to comment 5. Please discuss the compensation arrangements or agreements with the named executive officers post spin-off.

Response: The Company has revised page 45 of the Prospectus to clarify the compensation arrangements following the spin-off.

Exhibits

3.	Please file an executed legal opinion.

Response: An executed legal opinion is included.

If you have any questions with respect to the above, please contact the undersigned at (613) 288-4280.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone
Carlo Buffone Chief Financial Officer

cc: James T. Seery, LeClairRyan, A Professional Corporation

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